Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pope Resources, A Delaware Limited Partnership:

We consent to the incorporation by reference in the registration statement No. 333-128245 on Form S-8 of Pope Resources, A Delaware Limited Partnership, of our reports dated March 5, 2014, with respect to the consolidated balance sheets of Pope Resources, A Delaware Limited Partnership, and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), partners’ capital, and cash flows, for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Pope Resources, A Delaware Limited Partnership.

/s/ KPMG

Seattle, Washington
March 5, 2014